UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For 2 November, 2017

Commission File Number 1-14642

ING Groep N.V.

Bijlmerplein 888

1102 MG Amsterdam

The Netherlands

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

This Report contains a copy of the following:

The Press Release issued on 2 November, 2017

 ING posts 3Q17 net result of EUR 1,376 million

ING records continued commercial growth and further progress on Think Forward strategic priorities
·	ING grew retail customer base in 3Q17 by 400,000 to 36.9 million, and primary relationships reached 10.5 million
·	Net core lending in 3Q17 increased by EUR 8.0 billion; net customer deposit inflow amounted to EUR 4.2 billion

ING 3Q17 underlying pre-tax result of EUR 1,995 million
·	Strong result reflects business growth at resilient margins and low risk costs
·	ING Group 3Q17 four-quarter rolling ROE improves to 11.0%; ING Group fully loaded CET1 ratio remained stable at 14.5%

CEO statement

"We look back on a quarter in which our businesses performed well as we make progress on accelerating our Think Forward transformation programmes," said Ralph Hamers, CEO of ING Group."In the Netherlands, cost savings from earlier transformation efforts are coming through now. Our global customer base grew to 36.9 million, including an increase in the number of primary customers to 10.5 million. We always put our customers first, and in the midst of the transformation programmes these results are quite an achievement."

"The results also confirm that we are on the right path in transforming ING into the bank of the future as we strive to empower people to stay a step ahead in life and in business by being clear, easy, consistent and convenient. We know there's much to learn from others through this process, and we see value in combining strengths through cooperation. An example is our recently announced partnership with online wealth manager Scalable Capital in Germany. This expands our offering with digital investment management services, also known as robo-advice. We will continue to create and co-create customer experiences like these - those that are personal, seamless, instant and relevant."

"Our innovation partnerships take various forms. Last week we announced ING Ventures, a EUR 300 million fund that will invest in start-ups and companies that have already gained some market traction. ING Ventures will help accelerate the pace of innovation, one of our priorities. Each investment will be strictly aligned with our strategy to deliver a differentiating customer experience."

"In order to better serve small and medium-sized enterprises (SMEs), we recently launched offerings for SMEs in Italy and France together with five fintech partners who each cover a part of the loan process, from onboarding to disbursement. Business clients can get approval for a loan of up to EUR 100,000 within 10 minutes as we use the right risk assessment tools and combine a seamless and instant digital service with the personal touch they expect. This is a great advantage for customers who want to concentrate on running their businesses and don't want to spend too much time on banking."

"Part of helping people and businesses stay a step ahead is preparing them for the world of tomorrow. We played a role in ground-breaking sustainable finance projects, including acting as joint mandated lead arranger in the GBP 250 million bond for Anglian Water, the first sterling (GBP) green bond in the public utility sector, and as part of the banking syndicate providing project financing for one of Australia's largest solar plants."

"Overall, we've seen good commercial growth in the third quarter, with EUR 8.0 billion of net core lending growth at stable margins and a EUR 4.2 billion increase in net customer deposits. ING Group's third-quarter underlying pre-tax result was EUR 1,995 million. Operating expenses remained under control, supported by the benefits from ongoing cost-saving initiatives. Our focus on profitable business led to ING Group's underlying return on equity on a four-quarter rolling basis improving to 11.0% from 9.1% a year ago."

"Our continuous efforts were recognised by being named "Best Bank in the World" by Global Finance magazine. I therefore want to conclude by thanking our employees worldwide, who are working hard every day to genuinely, energetically and skilfully serve our customers. With the dynamic, ever-changing environment we're operating in, I know it isn't always easy. I'm inspired by the ING team every day."

Further information
All publications related to ING's 3Q17 results can be found at www.ing.com/3q17, including a video with Ralph Hamers. The video is also available on YouTube. Additional financial information is available at www.ing.com/qr:

· ING Group historical trend data (PDF, XLS)
· ING Group analyst presentation (PDF, also available via SlideShare)

For further information on ING, please visit www.ing.com. Frequent news updates can be found in the Newsroom or via the @ING_news Twitter feed. Photos of ING operations, buildings and its executives are available for download at Flickr. Footage (B-roll) of ING is available via ing.yourmediakit.com or can be requested by emailing info@yourmediakit.com. ING presentations are available at SlideShare.

Investor conference call, Media conference call and webcasts
Ralph Hamers, Koos Timmermans and Steven van Rijswijk will discuss the results in an Investor conference call on 2 November 2017 at 9:00 a.m. CET. Members of the investment community can join the conference call at +31 20 531 5821 (NL), +44 203 365 3209 (UK) or +1 866 349 6092 (US) and via live audio webcast at www.ing.com.

Ralph Hamers, Koos Timmermans and Steven van Rijswijk will also discuss the results in a media conference call on 2 November 2017 at 11:00 a.m. CET. Journalists are welcome to join the conference call via +31 20 531 5871 (NL) or

+44 203 365 3210 (UK). The Media conference call can also be followed via live audio webcast at www.ing.com.

Investor enquiries
T: +31 20 576 6396
E: investor.relations@ing.com

Press enquiries
T: +31 20 576 5000
E: media.relations@ing.com

ING Profile
ING is a global financial institution with a strong European base, offering banking services through its operating company ING Bank. The purpose of ING Bank is empowering people to stay a step ahead in life and in business. ING Bank's more than 51,000 employees offer retail and wholesale banking services to customers in over 40 countries.

ING Group shares are listed on the exchanges of Amsterdam (INGA NA, INGA.AS), Brussels and on the New York Stock Exchange (ADRs: ING US, ING.N).

Sustainability forms an integral part of ING's corporate strategy, which is evidenced by ING Group shares being included in the FTSE4Good index and in the Dow Jones Sustainability Index (Europe and World) where ING is among the leaders in the Banks industry group.

IMPORTANT LEGAL INFORMATION
Elements of this press release contain or may contain information about ING Groep N.V. and/ or ING Bank N.V. within the meaning of Article 7(1) to (4) of EU Regulation No 596/ 2014.

Projects may be subject to regulatory approvals.

ING Group's annual accounts are prepared in accordance with International Financial Reporting Standards as adopted by the European Union ('IFRS-EU'). In preparing the financial information in this document, except as described otherwise, the same accounting principles are applied as in the 2016 ING Group consolidated annual accounts. All figures in this document are unaudited. Small differences are possible in the tables due to rounding.

Certain of the statements contained herein are not historical facts, including, without limitation, certain statements made of future expectations and other forward-looking statements that are based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Actual results, performance or events may differ materially from those in such statements due to a number of factors, including, without limitation: (1) changes in general economic conditions, in particular economic conditions in ING's core markets, (2) changes in performance of financial markets, including developing markets, (3) potential consequences of European Union countries leaving the European Union or a break-up of the euro, (4) changes in the availability of, and costs associated with, sources of liquidity such as interbank funding, as well as conditions in the credit and capital markets generally, including changes in borrower and counterparty creditworthiness, (5) changes affecting interest rate levels, (6) changes affecting currency exchange rates, (7) changes in investor and customer behaviour, (8) changes in general competitive factors, (9) changes in laws and regulations and the interpretation and application thereof, (10) geopolitical risks and policies and actions of governmental and regulatory authorities, (11) changes in standards and interpretations under International Financial Reporting Standards (IFRS) and the application thereof, (12) conclusions with regard to purchase accounting assumptions and methodologies, and other changes in accounting assumptions and methodologies including changes in valuation of issued securities and credit market exposure, (13) changes in ownership that could affect the future availability to us of net operating loss, net capital and built-in loss carry forwards, (14) changes in credit ratings, (15) the outcome of current and future legal and regulatory proceedings, (16) ING's ability to achieve its strategy, including projected operational synergies and cost-saving programmes and (17) the other risks and uncertainties detailed in the most recent annual report of ING Groep N.V. (including the Risk Factors contained therein) and ING's more recent disclosures, including press releases, which are available on www.ING.com. Many of those factors are beyond ING's control.

Any forward looking statements made by or on behalf of ING speak only as of the date they are made, and ING assumes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or for any other reason.

This document does not constitute an offer to sell, or a solicitation of an offer to purchase, any securities in the United States or any other jurisdiction.

Full ING 3Q17 Results Press Release (PDF): http://hugin.info/130668/R/2146629/823119.pdf

This announcement is distributed by Nasdaq Corporate Solutions (One Liberty Plaza, 165 Broadway, New York, NY 10006. Tel: +1 212 401 8700. www.nasdaqomx.com) on behalf of Nasdaq Corporate Solutions clients. Source: ING Group, Postbus 810, Amsterdam 1000 AV, Nederland
If you would like to unsubscribe and stop receiving these e-mails click here.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V.
(Registrant)

By:	/s/ P. Jong
P. Jong
Global Head of Communications

By:	/s/ C. Blokbergen
C. Blokbergen
Head Legal Department

Dated: 2 November, 2017